# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: APPlife Digital Solutions Inc, CIK 0001755101
CUSIP: 03829G206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 701 ANACAPA ST, SUITE C, SANTA BARBARA, California (CA), 93101
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001877347
Persons authorized to receive notices and communications: BARRETT EVANS, 701 ANACAPA ST, SUITE C, SANTA BARBARA, California (CA), 93101, 562-221-0341

## Reporting persons
- Mammoth Crest Capital LLC (CIK 0001877347): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,172,336; sole dispositive power 0; shared dispositive power 7,172,336; aggregate amount beneficially owned 7,172,336 (53.6% of the class)
  Comment: Rows 8, 10 and 11 include 2,000,000 shares of Common Stock and an estimated 5,172,336 shares issuable on conversion of 1,250 shares of Series C Preferred Stock. See Item 5.
- HILL MICHAEL (CIK 0001278954): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 1,042,500; shared voting power 7,172,336; sole dispositive power 1,042,500; shared dispositive power 7,172,336; aggregate amount beneficially owned 8,214,836 (57.4% of the class); the aggregate amount excludes certain shares
  Comment: Row 7 includes 12,000 shares held directly, 93,000 shares held by SportsAlert Media, LLC and an estimated 937,500 shares issuable on conversion of 750 shares of Series B Preferred Stock. Rows 8 and 10 are the securities held by Mammoth Crest Capital, LLC. See Item 5.
  
  Row 12 is checked because Row 11 excludes 324,000 shares of Common Stock (including 80,000 shares held in a Roth IRA) and 360 shares of Series B Preferred Stock held by Colby Hill, Mr. Hill's adult son, who does not share Mr. Hill's household. Mr. Hill disclaims beneficial ownership of those securities. See Item 5.
- EVANS BARRETT (CIK 0001277242): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 762,500; shared voting power 7,172,336; sole dispositive power 762,500; shared dispositive power 7,172,336; aggregate amount beneficially owned 7,934,836 (56.9% of the class)
  Comment: Row 7 includes 200,000 shares held by EMC2 Capital LLC and an estimated 562,500 shares issuable on conversion of 450 shares of Series B Preferred Stock. Rows 8 and 10 are the securities held by Mammoth Crest Capital, LLC. See Item 5.
- SportsAlert Media LLC (CIK 0002090918): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 93,000; shared voting power 0; sole dispositive power 93,000; shared dispositive power 0; aggregate amount beneficially owned 93,000 (1.1% of the class)
  Comment: Excludes shares issuable on conversion of two convertible promissory notes, whose conversion price is not determinable until a Qualified Transaction occurs. See Item 5.
- EMC2 Capital LLC (CIK 0001905629): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (2.4% of the class)
  Comment: Mr. Evans is the managing member of EMC2 Capital LLC. The shares reported on this cover page are also included in Mr. Evans's cover page. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: APPlife Digital Solutions Inc
Address of issuer's principal executive offices: 701 ANACAPA ST, SUITE C, SANTA BARBARA, California (CA), 93101
Comment: This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of APPlife Digital Solutions, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are at 701 Anacapa St., Suite C, Santa Barbara, California 93101. All share amounts in this Schedule 13D reflect the Issuer's 1-for-250 reverse stock split effective June 12, 2026.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by the following persons (each a "Reporting Person" and together the "Reporting Persons") under the Joint Filing Agreement attached as Exhibit 99.1:

- Mammoth Crest Capital, LLC ("MCC")

- Michael Hill

- Barrett Evans

- SportsAlert Media, LLC ("SportsAlert")

- EMC2 Capital LLC ("EMC2")

The Reporting Persons are filing jointly. Because Mr. Hill and Mr. Evans share control of MCC, the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported by any other Reporting Person except to the extent of its or his pecuniary interest, and this filing is not an admission that a group exists.
Residence or business address:
- Mammoth Crest Capital, LLC ("MCC"), Address of principal business and office: 701 Anacapa St., Suite C, Santa Barbara, CA 93101.

- Michael Hill, Business address: 701 Anacapa St., Suite C, Santa Barbara, CA 93101.

- Barrett Evans, Business address: 701 Anacapa St., Suite C, Santa Barbara, CA 93101.

- SportsAlert Media, LLC ("SportsAlert"), Address: 6073 Paseo Palmilla, Goleta, CA 93117.

- EMC2 Capital LLC ("EMC2"), Address of principal business and office: 201 W. Montecito Street, Santa Barbara, CA 93101.
Present principal occupation or employment:
- MCC: Principal business: holding investments, including in the Issuer. MCC is owned 50% by Michael Hill and 50% by Barrett Evans, who are its managing members. Decisions to vote or dispose of MCC's securities of the Issuer require the agreement of both managing members.

- Michael Hill: Principal occupation: Chief Executive Officer, Chairman of the Board and Secretary of the Issuer, whose principal business is the sale of automotive parts and accessories and whose address is 701 Anacapa St., Suite C, Santa Barbara, CA 93101.

- Barrett Evans: Principal occupation: Chief Financial Officer and director of the Issuer (address above); also Chief Executive Officer of Phytanix, Inc. and Managing Director of EMC2 Capital LLC.

- SportsAlert: Principal business: sports and media consulting; it also holds investments, including in the Issuer. Mr. Hill is its managing member and sole owner.

- EMC2: Principal business: investing in securities of public companies. Mr. Evans is its managing member and controls the voting and disposition of the securities of the Issuer it holds, which are also reported as beneficially owned by Mr. Evans.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
- Mammoth Crest Capital, LLC ("MCC"), a Wyoming limited liability company.

- Michael Hill, a United States citizen

- Barrett Evans, a United States citizen

- SportsAlert Media, LLC ("SportsAlert"), a Wyoming limited liability company

- EMC2 Capital LLC ("EMC2"), a Wyoming limited liability company

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
MCC. On June 13, 2025, the Issuer completed the acquisition of Sugar Auto Parts, Inc. ("SAP") under the Acquisition Agreement dated April 25, 2025 (the "Reverse Merger"). As consideration for the SAP shares held by MCC, the Issuer issued 6,960,000 shares of Common Stock and 2,500 shares of Series C Preferred Stock to MCC or its designees. MCC holds 2,000,000 of those shares of Common Stock and 1,250 shares of Series C Preferred Stock. No cash was paid.

EMC2 and SportsAlert (Reverse Merger shares). EMC2 received 200,000 shares and SportsAlert received 80,000 shares of Common Stock in the Reverse Merger as designees of the SAP shareholder, as reported on the Reporting Persons' Forms 3 filed October 24, 2025.

Series B Preferred Stock. On December 8, 2025, the Issuer issued 750 shares to Mr. Hill and 450 shares to Mr. Evans as compensation, under a Board resolution dated October 5, 2025. No funds were paid.

SportsAlert notes and inducement shares. SportsAlert lent the Issuer $27,500 on April 10, 2026 and $5,000 on May 19, 2026 from its working capital, receiving convertible promissory notes and 11,000 and 2,000 inducement shares of Common Stock, respectively.

Credit card facility shares. On May 27, 2026, the Issuer issued 12,000 shares of Common Stock to Mr. Hill under the Credit Card Facility Agreement dated April 15, 2026, as consideration for making his personal credit card available to SAP. No funds were paid for the shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities in connection with the Reverse Merger, as compensation, and in connection with loans and credit support provided to the Issuer. Mr. Hill and Mr. Evans are executive officers and two of the Issuer's three directors and, together with MCC, may be deemed to control the Issuer. In those capacities they participate in the Issuer's management and in decisions of its Board of Directors.

Increase in authorized Common Stock. The Issuer's authorized Common Stock is 20,000,000 shares, and outstanding and reserved shares exceed that number. On October 16, 2026, the Issuer's Board of Directors approved an amendment to the Issuer's Articles of Incorporation increasing the authorized Common Stock to 990,000,000 shares (the "Amendment"). Stockholders holding approximately 77.56% of the Issuer's voting power as of the October 16, 2026 record date, including MCC, Mr. Hill, Mr. Evans, EMC2 and SportsAlert, approved the Amendment by written consent, with the last signatures received on October 19, 2026. MCC and Christopher Davenport, the holders of all outstanding Series C Preferred Stock, also separately consented to the Amendment. The Issuer filed a preliminary information statement on Schedule 14C on October 20, 2026. The Amendment will become effective no earlier than 20 calendar days after a definitive information statement is mailed to stockholders.

Possible acquisitions. The Reporting Persons may convert Series B Preferred Stock or Series C Preferred Stock into Common Stock, and SportsAlert may convert its notes, in each case in accordance with their terms. On October 16, 2026, the Issuer's Board of Directors, with Mr. Hill abstaining, approved an extension of SportsAlert's $27,500 note dated April 10, 2026 to April 30, 2027 (or earlier upon a Qualified Transaction), with interest at 12% per annum from October 10, 2026 and an extension fee of $2,750 added to its principal; the extension has not yet been signed. The Issuer's subsidiary SAP owes accrued compensation to Mr. Hill (approximately $356,000) and Mr. Evans (approximately $193,500) as of October 13, 2026 under their employment agreements with SAP, and the Issuer owes MCC approximately $910,000. No agreement has been reached to settle any of these amounts in securities of the Issuer, but the Reporting Persons may propose or consider such a settlement, which would require approval of the Issuer's Board of Directors.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans at any time and may acquire or dispose of securities of the Issuer, in each case subject to applicable law and the Issuer's Insider Trading Policy.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Percentages are based on 8,212,128 shares of Common Stock outstanding as of October 16, 2026, as reported in the Issuer's preliminary information statement on Schedule 14C filed October 20, 2026. As required by Rule 13d-3(d)(1), each Reporting Person's percentage adds to the denominator only the shares that Reporting Person may acquire within 60 days.

MCC. MCC beneficially owns 7,172,336 shares of Common Stock, or 53.6% of the class. These consist of 2,000,000 shares of Common Stock held by MCC and an estimated 5,172,336 shares issuable on conversion of the 1,250 shares of Series C Preferred Stock held by MCC.

Michael Hill. Mr. Hill beneficially owns 8,214,836 shares of Common Stock, or 57.4% of the class. These consist of (i) 12,000 shares held by Mr. Hill directly; (ii) 93,000 shares held by SportsAlert, of which Mr. Hill is the managing member and sole owner; (iii) an estimated 937,500 shares issuable on conversion of the 750 shares of Series B Preferred Stock held by Mr. Hill; and (iv) the 7,172,336 shares beneficially owned by MCC, of which Mr. Hill is a managing member and 50% owner.

Barrett Evans. Mr. Evans beneficially owns 7,934,836 shares of Common Stock, or 56.9% of the class. These consist of (i) 200,000 shares held by EMC2, of which Mr. Evans is the managing member; (ii) an estimated 562,500 shares issuable on conversion of the 450 shares of Series B Preferred Stock held by Mr. Evans; and (iii) the 7,172,336 shares beneficially owned by MCC, of which Mr. Evans is a managing member and 50% owner.

SportsAlert. SportsAlert beneficially owns 93,000 shares of Common Stock, or 1.1% of the class, all of which it holds directly. These shares are also included in Mr. Hill's beneficial ownership.

EMC2. EMC2 beneficially owns 200,000 shares of Common Stock, or 2.4% of the class, all of which it holds directly. These shares are also included in Mr. Evans's beneficial ownership.

Reporting Persons together. The Reporting Persons together beneficially own 8,977,336 shares of Common Stock, or 60.3% of the class, counting each security once. These consist of (i) 2,305,000 shares of Common Stock (2,000,000 held by MCC, 200,000 held by EMC2, 93,000 held by SportsAlert and 12,000 held by Mr. Hill); (ii) an estimated 1,500,000 shares issuable on conversion of the 1,200 shares of Series B Preferred Stock held by Mr. Hill and Mr. Evans; and (iii) an estimated 5,172,336 shares issuable on conversion of the 1,250 shares of Series C Preferred Stock held by MCC.

Series B Preferred Stock. Each share of Series B Preferred Stock (stated value $100 per share) converts at the holder's option into Common Stock at the prior trading day's closing price. The share numbers above use $0.08, the closing price on October 15, 2026, the trading day before the Issuer's October 16, 2026 record date, as used in the Issuer's information statement. At that price, each share of Series B Preferred Stock converts into 1,250 shares of Common Stock.

Series C Preferred Stock. Series C Preferred Stock converts at the holder's option, per share, into 0.01% of the Issuer's Common Stock on a fully diluted basis at conversion; MCC's 1,250 shares therefore convert into 12.5% of the fully diluted Common Stock. The estimate applies 12.5% to 41,378,686 fully diluted shares excluding the Series C (outstanding Common Stock plus all convertible notes, preferred stock and warrants at their conversion prices at $0.08). The number changes with the Issuer's capitalization and share price. The Issuer currently lacks enough authorized, unreserved Common Stock to deliver all shares issuable on conversion. This is the same estimate used in the Issuer's preliminary information statement on Schedule 14C filed October 20, 2026.

Excluding the Series C Preferred Stock, the percentages would be: MCC 24.4%, Mr. Hill 33.3%, Mr. Evans 31.5% and the Reporting Persons together 39.2%. The percentages for SportsAlert and EMC2 would not change.

Securities excluded. The amounts above exclude shares issuable on conversion of SportsAlert's convertible promissory notes, whose conversion price is not determinable until a Qualified Transaction (see Item 6). They also exclude the 324,000 shares of Common Stock (including 80,000 shares held in a Roth IRA) and 360 shares of Series B Preferred Stock held by Colby Hill, Mr. Hill's adult son, who does not share Mr. Hill's household; Mr. Hill disclaims beneficial ownership of those securities.

Voting. Series B and Series C Preferred Stock vote with the Common Stock as converted. In addition, the holders of the Series C Preferred Stock are entitled to votes equal to 25% of the votes of all other securities of the Issuer, so MCC's voting power is greater than its beneficial ownership percentage. According to the Issuer's information statement, as of October 16, 2026 the securities reported here for Mr. Hill and Mr. Evans represented approximately 26.6% and 25.9%, respectively, of the Issuer's total voting power.
Number of shares as to which each person has sole or shared power to vote or dispose:
MCC. MCC has no sole power to vote or direct the vote, or to dispose or direct the disposition, of any shares. MCC has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of 7,172,336 shares. MCC shares that power with Mr. Hill and Mr. Evans, its managing members, because decisions to vote or dispose of MCC's securities of the Issuer require the agreement of both.

Michael Hill. Mr. Hill has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 1,042,500 shares: the 12,000 shares he holds directly, the 93,000 shares held by SportsAlert, which he controls as its managing member and sole owner, and the estimated 937,500 shares issuable on conversion of his Series B Preferred Stock. He has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of the 7,172,336 shares beneficially owned by MCC, which he shares with Mr. Evans.

Barrett Evans. Mr. Evans has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 762,500 shares: the 200,000 shares held by EMC2, which he controls as its managing member, and the estimated 562,500 shares issuable on conversion of his Series B Preferred Stock. He has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of the 7,172,336 shares beneficially owned by MCC, which he shares with Mr. Hill.

SportsAlert. SportsAlert has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 93,000 shares, and no shared power. Mr. Hill makes those decisions as its managing member, and the same shares are included in Mr. Hill's sole power above.

EMC2. EMC2 has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 200,000 shares, and no shared power. Mr. Evans makes those decisions as its managing member, and the same shares are included in Mr. Evans's sole power above.

The information required by Item 2 for Mr. Hill and Mr. Evans, the persons with whom power is shared, is set forth in Item 2.
Transactions in the class effected during the past sixty days: None of the Reporting Persons effected any transaction in the Common Stock during the past 60 days. The transactions described in Item 3 occurred more than 60 days before the date of this filing.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported here, other than the members of MCC and SportsAlert and EMC2 as described in Item 2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
- Joint Filing Agreement among the Reporting Persons (Exhibit 99.1).

- Certificates of Designation of the Series B and Series C Convertible Preferred Stock, which set the conversion and voting terms described in Item 5, including the Series C holders' class consent right over amendments that adversely affect the Series C (Exhibits 99.2 and 99.3).

- Acquisition Agreement dated April 25, 2025 between the Issuer and SAP, under which the Reverse Merger securities were issued. It includes payment obligations relating to Applife Holdings / Matthew Reid, a restricted period on new issuances (Section 7.04) and penalty shares issuable to Mr. Reid's designees (Section 7.05) (Exhibit 99.4).

- SportsAlert Promissory Notes dated April 10, 2026 and May 19, 2026, described in Items 3 and 5, and the extension of the April 10, 2026 note approved by the Issuer's Board of Directors on October 16, 2026 and described in Item 4, which has not yet been signed (Exhibits 99.5 and 99.6).

- Credit Card Facility Agreement dated April 15, 2026 among SAP, Mr. Hill and Christopher Davenport, described in Item 3 (Exhibit 99.7).

- Employment Agreements dated March 12, 2025 between SAP and each of Mr. Hill and Mr. Evans, under which the accrued compensation described in Item 4 is owed (Exhibits 99.8 and 99.9).

- MCC operating agreement, under which Mr. Hill and Mr. Evans are the members and managing members of MCC and share voting and investment control over MCC's securities; decisions to vote or dispose of those securities require the agreement of both.

- Written consents. Between October 16 and October 19, 2026, MCC, Mr. Hill, Mr. Evans, EMC2 and SportsAlert, together with other stockholders of the Issuer, including C/M Capital Master Fund LP and Christopher Davenport, executed a majority stockholder written consent approving the Amendment, and MCC and Mr. Davenport, as the holders of all outstanding Series C Preferred Stock, executed a separate Series C class consent (see Item 4). Except as described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between any Reporting Person and any other person, with respect to securities of the Issuer, including any agreement with Christopher Davenport, C/M Capital Master Fund LP or any other stockholder regarding the voting or disposition of securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Joint Filing Agreement (attached)

99.2 Certificate of Designation of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer's Form 8-K filed June 20, 2025)

99.3 Certificate of Designation of Series C Convertible Preferred Stock (incorporated by 10/11 reference to Exhibit 3.3 to the Issuer's Form 8-K filed June 20, 2025)

99.4 Acquisition Agreement dated April 25, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed May 1, 2025)

99.5 / 99.6 Promissory Notes issued to SportsAlert Media, LLC dated April 10, 2026 and May 19, 2026 (filed herewith)

99.7 Credit Card Facility Agreement dated April 15, 2026 (incorporated by reference to Exhibit 10.12 to the Issuer's Form 10-K filed October 8, 2026)

99.8 / 99.9 Employment Agreements of Michael Hill and Barrett Evans (incorporated by reference to Exhibits 10.13 and 10.14 to the Issuer's Form 10-K filed October 8, 2026)

## Signatures
- Mammoth Crest Capital LLC: /s/ Michael Hill, Michael Hill, Managing Member (10/26/2026)
- Mammoth Crest Capital LLC: /s/ Barrett Evans, Barrett Evans, Managing Member (10/26/2026)
- HILL MICHAEL: /s/ Michael Hill, Michael Hill (10/26/2026)
- EVANS BARRETT: /s/ Barrett Evans, Barrett Evans (10/26/2026)
- SportsAlert Media LLC: /s/ Michael Hill, Michael Hill, Managing Member (10/26/2026)
- EMC2 Capital LLC: /s/ Barrett Evans, Barrett Evans, Managing Member (10/26/2026)